EXHIBIT 99.17

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2018 (the “Form 40-F”), I, Daniel Doucet, Eng., hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014 (the “Report”) and to the inclusion of the written disclosure of the Report and of extracts from or a summary thereof (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form F-3D (File No. 333-217016), Form S-8 (File Nos. 333-148048; 333-145300; 333-159047) and on Form F-10 (File No. 333-224029).

By: /s/ Daniel Doucet
Name: Daniel Doucet, Eng.

March 28, 2019